Exhibit 99.1

Nexters to Boost Independent Game Developers

Nexters Boost program is the first public step in the company’s broader M&A strategy based on sharing expertise and investment to consolidate the gaming industry

September 29, 2021 -- Limassol, Cyprus -- Select beginner game makers don’t have to go it alone. The international game development company, Nexters Inc. (Nasdaq: GDEV) announced the start of its new program, Nexters Boost. This program is designed for new or small game-making teams who need capital and know-how to boost their potential. It is also the first public step in the company's broader mergers and acquisitions strategy to grow Nexters as a consolidator. This program should diversify the company's product portfolio and bring new growth opportunities in the coming years.

Nexters invites developers to apply to Nexters Boost at: https://boost.nexters.com. If chosen to join the program, developers will benefit from Nexters’ industry expertise as well as capital investments ranging between approximately $500,000 and $2.5 million per project in exchange for a stake in the studio. The program will be identifying teams globally with a focus on Russian-speaking developers in Eastern European countries.

“We want to support the indie scene in reaching a global scale,” Nexters co-founder and Head of R&D Boris Gertsovskiy said as a Boost program mentor. “Our team sees a natural synergy between our expertise and passion for making great games with the creativity and innovation seen in some smaller game makers with whom we are now speaking. Through years of growth on mobile, social, and web we’ve accumulated tons of experience which we are eager to share and invest. We believe that this kind of cooperation will contribute to the mutual growth of both these talented teams and Nexters.”

The Nexters Boost team includes leading developers, marketing specialists, analysts, and strategists. Nexters’ department leads and top managers will serve as mentors. The Boost team will be supporting new game makers with their own expertise in a variety of subjects – from UX and community management to monetization and user acquisition – to facilitate building a successful business on global markets.

Teams interested in joining Nexters Boost will be judged on the following criteria:

●	Playable prototypes or minimum viable product games

●	Team structure and confidence in building the final game

●	Market potential to reach global audiences

●	Product and marketing innovation

This is the first program for Nexters since it became a publicly traded company on Nasdaq in August 2021. As a public company, Nexters plans to grow as a game developer and its M&A strategy begins with Nexters Boost, aimed at finding promising titles in their early stages of development and growth.

About Nexters

Nexters is an international game development company which strives to introduce the joy of core gaming experiences to casual players. Thanks to such hit games like Hero Wars, Throne Rush, and others the company reached over 200 million installs worldwide and became one of the top five independent mobile game companies in Europe. Headquartered in Cyprus, Nexters is built upon a team of 600+ inspired gaming professionals. Please find more information about Nexters at: https://nexters.com and follow Nexters on LinkedIn and Twitter.

Contacts:

Media
Andrey Akimov | Chief Communications Officer
aa@nexters.com

Investor Relations
Roman Safiyulin | Chief Corporate Development Officer
r.safiyulin@nexters.com

Cautionary statement regarding forward-looking statements

Certain statements in this press release may constitute “forward-looking statements” for purposes of the federal securities laws. Such statements are based on current expectations that are subject to risks and uncertainties. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

The forward-looking statements contained in this press release are based on the Company’s current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those that the Company has anticipated. Forward-looking statements involve a number of risks, uncertainties (some of which are the Company’s control) or other assumptions. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the registration statement on Form F-1 filed by the Company on September 22, 2021 and other documents filed by the Company from time to time with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.